
MAIL STOP 3561

March 13, 2007

Steven Wasserman, Chief Executive Officer
Alpha Security Group Corporation
328 West 77th Street
New York, NY 10024

     Re: **Alpha Security Group Corporation**
             Amendment No 6 to Registration Statement on Form S-1
             File No. 333-127999
             Amendment No. 6 Filed March 6, 2007

Dear Mr. Wasserman,

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note revised language in exhibit 10.3 indicating that management may transfer their securities to entities in which they have 50% or greater beneficial ownership or control. As the insider transfer restrictions are instrumental to your overall offering format, we believe additional disclosure is warranted. Please revise your document to discuss these permissive transfers, including why they are being allowed and how they interact with the other requirements of your offering. We may have further comment.

2.   We note the revised disclosure throughout the document that you have modified the industry standard conversion threshold from 20% to 35%. Provide clear disclosure regarding the reasons for this change in the conversion so that investors can understand the company's position when making an investment. Provide clear disclosure throughout the prospectus that this is different from the terms of a traditional SPAC and add a risk factor. In addition, add an additional risk factor at the beginning of the risk factors section discussing the risks associated with this change, including your ability to consummate a merger and the likelihood that a merger is approved over strong shareholder dissent. We may have further comment.

3.   With respect to the foregoing, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise throughout to discuss the logistics of any acquisition in light of the revision to your conversion threshold.

4.   Please clarify whether there will be any requirement that shareholders tender their shares in connection with their conversion as part of a proposed business combination. If so, please add disclosure concerning the procedures to be followed and the timeline that the company will give to enable shareholders to perfect their rights.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

Cc: Sam Schwartz
       Fax # 212-355-4608